Exhibit 10.2

Steven A. Kandarian President and Chief Executive Officer

MetLife, Inc. 1095 Avenue of the Americas New York, NY 10036
July 14, 2011
Martin J Lippert
#######
#######
Dear Marty,
It is with great pleasure that I invite you to join MetLife, a leading global provider of insurance and other financial services to millions of individual and institutional customers.
With this letter, I am pleased to offer you the position of Executive Vice President and Chief Information Officer at a rate of pay equal to an annual base salary of $600,000 payable semi-monthly – i.e., you will be paid twice a month, on the 15th of the month and the last work day of the month. If a pay day falls on a weekend, holiday or other non-work day, you will generally be paid on the business day immediately before the pay day.
This position reports to me and will be located in MetLife’s Headquarters at 1095 Avenue of the Americas, New York, New York. You will be a member of the Executive Group. We would expect your first day of employment will be on or before Sept. 1, 2011.
As Executive Vice President and Chief Information Officer, you will be an employee of MetLife Group, Inc. and an officer of MetLife, Inc., MetLife Group, Inc. and Metropolitan Life Insurance Company. Your appointment is conditioned on the approval of the Compensation Committee and MetLife’s Board of Directors.
Your total compensation opportunity includes your base salary, annual incentive and long-term stock-based incentives. The Compensation Committee of MetLife’s Board of Directors oversees our annual (Annual Variable Incentive Plan or AVIP) and long-term incentive plans. Awards under these plans are discretionary and heavily influenced by company, business unit and individual performance. You must be actively at work on the date of any payments or grants, as determined by the applicable plan or program to receive such awards.
We expect your annualized total compensation opportunity for 2012 will be in the range of $3,200,000 to $4,6000,000. Your Annual Variable Incentive Plan (AVIP) award opportunity based on plan will be in the range of $910,000 to $1,690,000 and your long-term stock-based incentives will be a mix of performance shares and stock options, which on a total basis will be in the range of $1,7000,000 — $2,300,000. For performance year 2011, your AVIP and long-term stock based incentives will be on a pro-rata basis.
In addition, in consideration of the beginning of your employment, I will be recommending to MetLife’s Compensation Committee and Board of Directors the following stock-based incentive compensation awards:

•	A grant of stock options valued at approximately $500,000 (based on a planning stock price of $40.00, this would be 37,500 stock options). The stock option price will be the closing stock price of MetLife Inc. common stock on the date the grant is approved and will be subject to the terms of the stock incentive plan and stock option agreement, which will be provided to you. Stock options vest one-third each year from the date of the grant.

•	An award of Performance Shares valued at approximately $500,000 (based on a planning stock price of $40.00, this would be 12,500 shares). The performance period runs from January 1, 2011 through December 31, 2013, with final awards payable in April 2014. The performance shares are subject to the terms of the stock incentive plan and performance share agreement, which will be provided to you. You must be an employee on December 31, 2013 to be eligible for the award.

•	A one-time grant of Restricted Stock Units (RSUs) valued at approximately $500,000 (based on a planning stock price of $40.00, this would be $12,500 RSUs) and would be subject to the terms of the stock incentive plan and the restricted stock unit agreement, which will be provided to you. The RSUs will vest and would be payable three years after the date of the grant.
You will be eligible for MetLife relocation benefits as described in the attached Appendix. These benefits are in effect for the first 12 months of your employment. Should you voluntarily terminate your employment within the 12 months of your effective date of employment, you must reimburse MetLife for all relocation-related costs including expenses and allowances paid directly to you.
MetLife has a stock ownership program covering Senior Vice Presidents and above and equivalent positions. The program provides that individuals in these positions should own MetLife, Inc. common stock in an amount at least equal to a multiple – from 2 to 7 times – of their annual base salary. As Executive Vice President and Chief Information Officer, you will be responsible for owning 4X your annual base salary. Ownership includes shares and share equivalents acquired through company sponsored programs, such as investments in the MetLife Company Stock Fund of the Savings & Investment Plan, or the Auxiliary Savings & Investment Plan, as well as shares purchased in the open market. While there is no official time frame for reaching the minimum ownership requirement, you are expected to hold all “profit shares” received from exercising any stock options, and any shares you receive (or defer) in payment from performance share awards or restricted stock units until you meet your ownership requirement.
Under MetLife’s Insider Trading Policy, certain employees must obtain prior approval of the MetLife, Inc. Corporate Secretary to request certain transactions that affect their interest in the MetLife Company Stock Fund of their 401(K) portfolio. You will be a Section 16 officer and as such will be subject to these requirements. You will be notified and given instructions on how to request clearance for such transactions.
MetLife has a competitive and comprehensive array of benefits designed to provide you with choice and flexibility. Under our current plans, you will be eligible for healthcare and dental coverage, disability income benefits, group life insurance, as well as several voluntary benefits such as legal services. In addition, a chauffeured car will be provided to you.
You will be immediately eligible to participate in the MetLife Savings and Investment Plan (SIP), which includes a 401(k) component. After one year of service, you will become eligible for the Company matching contributions for each pay period in which you are enrolled to contribute at least the minimum employee contribution. If your compensation exceeds the limit imposed by IRS on which contributions can be made to SIP ($245,000 for 2011), company contributions on compensation in excess of this amount will be made to an auxiliary plan provided you are enrolled to contribute at least the minimum employee contribution to SIP.
After one year of service you will also automatically become a participant in the MetLife Retirement Plan Personal Retirement Account (PRA) which is fully funded by the company and provides a contribution of

5% of your benefitable pay up to the social security wage base ($106,800 in 2011) and 10% above the wage base – you make no contributions to this plan. In addition, you will earn credit in an auxiliary pension plan if your compensation exceeds the limit imposed by the IRS for compensation eligible for credit under the PRA ($245,000 in 2011).
In addition, through annual enrollments, you will have the option to defer compensation in a plan designed for that purpose. You will receive further details at a later time.
You will be eligible to participate in MetLife’s benefits according to the terms of each benefit plan. Certain benefits such as benefits under the Retirement Plan and company matching contributions under SIP are subject to certain vesting requirements. With respect to health care benefits specifically, you will be eligible for coverage on the first of the month following thirty days of employment. More information about your benefits will be delivered within a few weeks following your employment date.
You will be eligible for 22 paid time off (PTO) days and 3 Personal/Family days, which will be pro-rated in 2011.
You will also be required to sign a statement acknowledging that you have reviewed and understand the Selected MetLife Policies and Procedures Summary. Shortly after your first day of employment you will receive an e-mail requesting that you access the online Business Conduct Certificate Program to affirm your compliance with the standards contained in MetLife’s Employee Code of Business Conduct and Ethics and to complete a Business Conduct Certificate, disclosing, if applicable, situations that may, in fact or in appearance, involve conflicts of interest or other improper conduct. The Welcome Kit for New Associates contains required forms along with further instructions related to this new employee process.
This offer of employment is based on our confidence that your employment with MetLife will be a mutually rewarding and enriching experience, but it is not an employment contract, and does not represent a guarantee of continued employment for any period of time. Employment at MetLife is “employment at will,” which means that either you or MetLife may terminate the relationship at any time with or without cause or notice.
Our offer is contingent on a satisfactory background check which may include fingerprinting, professional reference checks and successful passing of drug-screening test. This offer is subject to withdrawal if the background check, reference checks or drug-screening test do not meet MetLife requirements. In order to prevent delay in your ability to start employment, please be sure to complete your drug-screening as soon as possible but by no later than 3 days from the date of this letter.
In addition, this offer is contingent upon your being able to produce evidence of your work authorization in the United States when you commence employment. If you require sponsorship for a visa conferring on-going employment authorization and this has not already been discussed with us, it is critical that you bring this to my attention immediately. This offer is necessarily conditioned upon MetLife determining that it will sponsor you for such a visa, visa availability, the United States Citizenship and Immigration Service issuing such a visa and your being authorized to work in the United States.
The following are two documents in particular that are necessary to complete your employment status:
•	Federal law requires that Employment Eligibility Verification must be completed by close of business on your 3rd day of employment. This document is included in the Welcome package. You must bring certain documents with you on your 1st day of work in order to begin the process. These must be original documents, from which copies will be made. Please note, as required by Federal law, failure to produce the required documentation and complete the Employment Eligibility Verification Process within the mandated timeframe will result in termination of employment.

•	The Agreement To Protect Corporate Property is an agreement between you and MetLife. It addresses matters such as ownership of MetLife information and property, the importance of MetLife’s relationships with its customers and employees, and MetLife’s interest in maintaining the relationship it has earned. This form is located on our on-line New Associate’s On Boarding Center and must be completed, signed and returned within 5 days from start of employment.
Soon after your first day of employment you will be automatically enrolled in our enterprise orientation, the MetLife eOrientation Program. This program is a self-paced eLearning experience that will help to familiarize you with MetLife’s core values and culture, provide an in-depth business overview, and also introduce you to resources that will help you navigate through the organization. More information on initiating your MetLife eOrientation experience will be provided after you start.
Marty, I believe that you will be a great addition to the team, and am confident that you will help us realize many of the significant opportunities available to us here at MetLife.
Again, I am delighted to extend this job offer, and look forward to receiving your acceptance. We are sure that your decision to join MetLife will be mutually rewarding and beneficial. Please return one signed copy of this letter to Dennis Shiel, Senior Vice President, Human Resources, in the enclosed postage paid envelope to indicate your acceptance, and keep a second copy for your personal record. In the meantime, please feel free to give me a call with any questions that you may at ###-###-#### or Dennis at ###-###-####.

Sincerely,	I accept this job offer.

Steven A. Kandarian	Martin Lippert
President and Chief Executive Officer
MetLife, Inc.

Signature /s/ Steven A. Kandarian	Signature /s/ Martin J. Lippert

Date 21 July — 2011

MARTIN LIPPERT
CANADA TO UNITED STATES
July 14, 2011
This Appendix, the International Transfer Policy–July 2008 and your offer letter dated July 14, 2011 will confirm the terms and conditions of your employment with MetLife and relocation to the United States.
Where this Appendix is different from the International Transfer Policy, this Appendix will govern. A copy of the International Transfer Policy will be provided to you under separate cover.
Support and Administration
The International Assignment Office (IAO) in New York is responsible for all policies and processes related to the benefits, support and administration of international relocations. Policy counseling, support, administration and relocation management for all aspects of your relocation will be managed by IAO in conjunction with local Human Resource personnel.
MetLife engages a third party relocation company, Cartus, to handle payment and/or reimbursement of relocation related expenses. On acceptance of the offer, you will receive an introduction to Cartus personnel who will require your bank account information where you wish to have these payments deposited.
In general, all questions related to your relocation and related benefits or processes should be directed to Alva Velasquez, AVP Expatriate Compensation, at ##### or ###-###-####.
Tax Assistance
You are encouraged to participate in a tax planning review session. This meeting will provide you with information regarding the potential tax impact that an international transfer may have on your personal financial situation. Your spouse/partner is also encouraged to participate.
A representative of MetLife’s designated tax services provider will conduct the tax briefing. It is the Company’s policy to conduct its tax affairs in keeping with the highest legal standards and expects similar compliance from its worldwide workforce.
Taxes may be assessed on some or all of the relocation-related payments made to you or on your behalf as a result of your relocation. Applicable taxes on all such payments will be grossed up, such that you will not have to bear the tax burden associated with these payments.
In addition, and due to the complexities associated with learning the payment and filing requirements of an unfamiliar tax system, MetLife will pay for origin and destination location tax return preparation for you and your spouse/partner for the first year following your transfer to the United States. You are required to use MetLife’s designated tax services provider for these services.

Tax planning or personal tax advice, with the exception of tax advice relating to the sale or retention of your home, is not part of the MetLife tax program. These services may be provided by the tax services firm of your choice, at your expense.
House Hunting and Settling In
MetLife will pay the cost of a house-hunting trip for you and your spourse/partner for up to 7 days. Reimbursable costs include business class roundtrip airfare, hotel, car rental, and meals. As part of this assistance, a local relocation service provider will be authorized to assist you.
Canada Home Sale
You remain responsible for the maintenance and related costs associated with your home in Canada. You should discuss the implications of selling or retaining your home with the tax services provider during your tax orientation.
If you choose to sell, MetLife will assist you with the associated customary closing costs up to a maximum of USD 250,000. You will become eligible for this assistance upon acceptance of the offer of employment. This must be utilized within the first 12 months of your employment; upon expiration of the 12-month period, this benefit will no longer be available.
United States Home Purchase
If you sell your Canada residence, MetLife will assist you with customary closing costs on the purchase of a primary residence in the United States up to a maximum USD 150,000. You will become eligible for this assistance upon acceptance of the offer of employment. This benefit must be utilized within the first 12 months of your employment; upon expiration of the 12-month period, this benefit will no longer be available.
If you cannot locate a home for purchase immediately, MetLife will reimburse the agent/broker fees to assist you in locating temporary rental accommodations. Please note that any agent/broker fees paid will subsequently be deducted from the reimburseable closing costs upon purchase of a home in the United States.
Interim Living
You may need to stay in interim housing before occupying permanent housing in the United States. MetLife will provide up to a total of 30 days interim living. It is expected that you will stay in a corporate/fully serviced apartment. We will provide you and your spouse/partner assistance in obtaining appropriate accommodation.
United States Housing Allowance
After the 30 days of interim living, if applicable, you will receive a housing and utility allowance of USD 10,000 per month for a maximum 12 months or up through the month in which you sell your Canadian residence, if earlier. This allowance is net of tax.

Martin Lippert – Canada to United States	July 14, 2011 — Page 2 of 3

Home Leave
You are eligible for six business class tickets to be used by you and/or your spouse/partner from New York to Toronto to be used within the first 90 days of your employment. Cartus will provide further detail.
Shipment of Household Goods
MetLife will arrange an initial shipping of your belongings from Canada to the United States and a second shipment within the first 12 months of your date of hire. In addition, we will cover the cost of shipping two automobiles. Cartus will provide you details.
Relocation
MetLife will reimburse the cost of one-way business class travel for you and your spouse/partner to relocate from Canada to the United States.
Miscellaneous Relocation Allowance
You will receive a miscellaneous relocation allowance of USD 20,000, net of tax. This payment will be made during the first month of your employment.

Martin Lippert – Canada to United States	July 14, 2011 — Page 3 of 3